

ULTRAPETROL
(Bahamas) Limited

Non-Deal Roadshow Presentation

FBR

US & Canada, September 27-29, 2011

Forward Looking Statements & EBITDA

Our disclosure and analysis in this presentation concerning our operations, cash flows and financial position, including, in particular, the likelihood of our success in developing and expanding our business, include forward-looking statements. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates," "projects," "forecasts," "will," "may," "should," and similar expressions are forward-looking statements. Although these statements are based upon assumptions we believe to be reasonable based upon available information, including projections of revenues, operating margins, earnings, cash flow, working capital, and capital expenditures, they are subject to risks and uncertainties. These forward-looking statements represent our estimates and assumptions only as of the date of this presentation and are not intended to give any assurance as to future results. As a result, you should not place undue reliance on any forward-looking statements. We assume no obligation to update any forward-looking statements to reflect actual results, changes in assumptions or changes in other factors, except as required by applicable securities laws.

Factors that might cause future results to differ include, but are not limited to, the following:

- unexpected future operating or financial results
- delays or increased costs in pending or recent acquisitions, deviations from our business strategy or unexpected increases in capital spending or operating expenses, including drydocking and insurance costs
- changes in general market conditions and trends, including charter rates, vessel values, and factors affecting vessel supply and demand
- our ability to obtain additional financing
- changes in our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities
- deviations from our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or vessels' useful lives
- delays or defaults by our contract counter-parties in performing their obligations to us
- loss of one or more key members of our management team
- changes in governmental rules and regulations or actions taken by regulatory authorities
- adverse weather conditions that can affect production of the goods we transport and navigability of the river system
- the highly competitive nature of the oceangoing transportation industry
- the loss of one or more key customers
- unexpected fluctuations in foreign exchange rates and devaluations
- liabilities from future litigation
- other factors discussed in the section titled "Risk factors" in our annual report on form 20-F for the year ended December 31, 2010
- Adjusted EBITDA consists of net income (loss) prior to deductions for interest expense and other financial gains and losses related to the financing of the Company, income taxes, depreciation of vessels and equipment and amortization of drydock expense, intangible assets, financial gain (loss) on extinguishment of debt and a premium paid for redemption of preferred shares. We have provided Adjusted EBITDA in this report because we use it to, and believe it provides useful information to investors to evaluate our ability to incur and service indebtedness. We do not intend for Adjusted EBITDA to represent cash flows from operations, as defined by GAAP (on the date of calculation) and it should not be considered as an alternative to measure our liquidity. This definition of Adjusted EBITDA may not be comparable to similarly titled measures disclosed by other companies. Generally, funds represented by Adjusted EBITDA are available for management's discretionary use. Adjusted EBITDA has limitations as an analytical tool, and should not be considered in isolation, or as a substitute for analysis of our results as reported.

ULTRAPETROL

Company Overview

Over 130 Years of Experience



Formation and Early Years → **Expansion / Growth Financing** → **Significant Growth as a Public Company**

- Founded by Mr. Jose Menendez
- Sailing ships Andalucia and Alejandrina

- Started regular Liner Service Chile-Peru / Argentina-Brazil

Ultrapetrol S.A. founded

- Issued $135 million SEC registered notes

- IFC loan facilities to different subsidiaries for $90 million
- UP Offshore founded

- Initial 2 PSVs delivered

- $97 million Follow-On

- Punta Alvear Yard completed

- Issued Convertible Bond for $80 million

1876 | 1911 | 1932 | 1955 | 1992 | 1994 | 1998 | 2000 | 2002-2003 | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010

- 1st regular general cargo service serving Buenos Aires-Ushuaia

- 1st tanker vessel

- First contract with Petrobras for carriage of crude to Brazil

- AIG-GE Capital LAIF became shareholder

- Issued $180 million First Preferred Ship Mortgage Notes

- $140 million IPO – NASDAQ listed

- Loan facility with IFC / OFID for $75 million

- Feeder container service established serving Buenos Aires-Ushuaia

Diversified South American Focused Transportation and Logistics Company







River

Competitive Advantage with Huge Expansion Opportunity

- The dominant operator with 33% market share
- Rapidly growing market—Hidrovia River System is similar in size to the Mississippi with only 10% of the barges
- In-house manufacturing produces barges for 40% less than competitor acquisition cost
- Strategically located hubs generate substantial operating synergies

Offshore Supply

Modern fleet with Preferential Employment in Brazil

- Eight ships on the water with another four under construction
- Seven deep sea modern PSVs are on 1-4 year charters to Petrobras
- Targeting a 3-4 year payback for vessel acquisitions
- Brazil is the fastest growing major region in the offshore service industry
- Brazilian flagged vessels provide for preferential employment
- Strong customer relationships—worked with Petrobras to develop next generation PSV

Ocean

Stable Operations and New Business Potential

- State protected cabotage trade creates barriers to entry and reduces earnings volatility
- Steadily growing Argentine economy underpins cabotage fundamentals
- Recently established liner service has room for expansion
- Product tankers are all employed to oil majors

Diversified South American Focused Transportation and Logistics Company (Cont'd)

Segment EBITDA Distribution 1st Half 2011


Total: $24.5m
Ocean 11.3%
Offshore Supply 34.0%
River 54.7%

Regional Revenue Distribution 1st Half 2011


Total: $128.3m
Europe 6.4%
Asia 0.3%
Other 0.5%
South America 92.8%

Focus on the South American Market


Offshore Supply
River
Ocean

- US Dollar based earnings
- Volumes limited to international demand for South American commodities

Growth Initiatives Currently Underway will Drive Growth



River

Re-engining Program

Double Size of Barge Fleet

- Punta Alvear Shipyard

Offshore Supply

Double Size of Fleet from Six to Twelve Vessels by the End of 2012

Ocean

Container Feeder Operation Initiated

- 2 vessels recently placed in local service
- 1 additional vessel likely to be acquired

Estimated Pro-Forma EBITDA Based on Segment (1)



(In $ Millions)
0
10
20
30
40
50
60
70
80
5 year CAGR: 19.9%
27.5
68.0
2010 (A)
2015 (E)

River



(In $ Millions)
0
10
20
30
40
50
60
70
5 year CAGR: 26.8%
17.8
58.2
2010 (A)
2015 (E)

Offshore Supply



(In $ Millions)
0
2
4
6
8
10
12
14
16
5 year CAGR: 13.5%
7.8
14.7
2010 (A)
2015 (E)

Ocean

(1) Assumptions discussed in the appendix.

ULTRAPETROL


River
Offshore Supply
Ocean

River Business Poised to Capitalize on Expanding Grain and Iron Ore Production

The Opportunity

- The Hidrovia River system has massive potential
  - Approximately the size of the Mississippi River system, however,
  - Barge fleet is only 1/10 the size
- Barge Supply is Constrained
  - In the next five years, close to 850 barges will enter the scrapping zone
  - 50% of UABL's fleet has not yet reached its midlife
  - New in-house barge manufacturing facility provides preferred, dependable access to low cost tonnage and healthy ROI on sales to third parties



BOLIVIA
PARAGUAY
Corumba
Hub Km 2,770
BRAZIL
Asunción
Tres Fronteras
Dos Fronteras
Hub Km 1,200
Hub Km 1,92
Hub Km 456
ARGENTINA
URUGUAY
Buenos Aires

No. of Barges: ~1,900



MN
WI
IA
IL
MO
KY
TN
AR
MS
LA

No. of Barges[3]: ~21,000

The Market

Paraguayan Seeded Area & Production [1]



Seeded Area
Production
10-year CAGR: 9.0%
Million Hectares & Tons
2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 (E)
1.4 1.4 1.6 1.9 2.0 2.4 2.4 2.7 2.6 2.7 2.8
3.5 3.5 4.5 3.9 4.0 3.6 5.9 6.9 4.0 7.2 8.3

Hidrovia Regional Iron Ore Production [2]



10-year CAGR: 16.5%
Production (In Million Tons)
2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 (E)
1.3 1.1 1.6 1.8 1.9 2.3 4.2 4.4 4.6 3.5 6.0

(1) Source: USDA Foreign Agricultural Service – Updated September 23, 2011.
(2) Industry Sources
(3) Source: ACL 10-K filed on March 10, 2010.

Typical Cargo Mix and Market Share

Our Average Typical Cargo Mix (1)


Other, 10.0%
Petroleum Products, 13.0%
Iron Ore, 13.0%
Soybean, 64.0%

UABL's Market Share (2)


UABL, 33.0%
Other (15+), 44.0%
Competitor A, 13.0%
Competitor B, 10.0%

Primary focus on soybean and soybean derivatives ➔ Relative stronger margin versus Iron Ore and other commodities except petroleum products

Iron ore remains catalyst for further growth via expansion of production from the Corumba Mines

UABL Market Leader ➔ Market share and fleet capacity allows for a hub system (as opposed to dedicated convoys) and certain control over market conditions

(1) Average for 2010, 2009 and 2008.

(2) Source: Doll Shipping Consultancy report as of 9/30/10 filed by the Company on December 20, 2010.

Competitive Advantage via Hub and Spoke Operating System

Punta Alvear Shipyard

Rosario, Argentina

3 Fronteras

Paraguay

Up River Convoy

Above Hub Km 1,200





2 Fronteras

Paraguay

Alianza G2

Transshipment Station

Km 456, Santa Fe, Argentina

Down River Convoy

Below Hub Km 1,200

Barge Age Profile

Total Hidrovia Fleet: 1,974 Barges [1]



(# of Barges)
500
400
300
200
100
-
146
97
293
469
120
399
234
216
Age Bracket
0 - 5
6 - 10
11 - 15
16 - 20
21 - 25
26 - 30
31 - 35
35+

- In five years, 849 barges will be in the scrapping zone of which only 22% (185 barges) belong to us and they are being re-bottomed

UABL Fleet: 621 Barges [2]



(# of Barges)
140
120
100
80
60
40
20
0
60
24
112
133
107
88
66
31
Age Bracket
0 - 5
6 - 10
11 - 15
16 - 20
21 - 25
26 - 30
31 - 35
+35

- Importing US barges has become very expensive and inefficient
- Over 50% of our fleet has not reached the midpoint of their useful life
- Our re-bottoming and jumboization programs have expanded the lifespan of our older barges while we ramp-up new production

Hidrovia fleet is predominantly old and will require substantial replacement

(1) Source: Doll Shipping Consultancy as of 9/30/10 filed by the Company on December 20, 2010, updated June 30, 2011, with industry data - Barges that have been reskinned are considered to have 5 to 10 years added to their lifespan.

(2) Company data: As of June 30, 2011.

Most Modern Automated Barge Building Shipyard in South America

- Yard produced 21 jumbo tank barges until February 2011 (close to 60% growth of end 2009 tanker fleet capacity) and has been producing jumbo dry barges thereafter (1 Jumbo = 1.66 Mississippi type barges)
- As of June 30, 2011, total static capacity was approximately 1.1 million dwt
- Estimated production rate of 1.7 jumbo barges per week during 3rd / 4th Quarter 2011
- Basis two full shifts → Can achieve run rate of 2 barges per week
- Currently close to completing 2nd full shift

Pro-Forma Static Capacity Potential Growth



2,500,000
2,000,000
1,500,000
1,000,000
500,000
-
DWT
June 30, 2011 – 2015 105% basis 2 shifts
June 30, 2011 – 2015 53% basis 1 shift
1,112,032
65,000
130,000
130,000
130,000
130,000
1,697,032
2,282,032
30-Jun-11
2H 2011
2012
2013
2014
2015
Total 1 Shift
Total 2 Shifts
By December 31, 2015

Building jumbo-sized barges estimated to be 40% cheaper than alternative cost of acquiring barges

Re-engining Program Status

Pushboats currently operating under fuel-oil

- Zonda I
- Cavalier X

Pushboats to be operational in 3Q 2011

- Pampero I
- Asunción

Seven additional pushboats to be re-engined as part of our program



Potential Annual Fuel Savings per Heavy Fuel / Diesel price gap
When re-engining program is completed
Savings (In $ Millions)
30
25
20
15
10
5
-
9.1
10.6
12.1
13.7
15.2
16.7
18.2
19.7
21.2
22.8
24.3
25.8
27.3
150
175
200
225
250
275
300
325
350
375
400
425
450
Heavy Fuel / Diesel price gap contemplated in original investment decision
$180 / MT
$259 / MT
Price Gap (In $ / MT)

Fuel Oil / Diesel price gap as of September 22, 2011, was $259 (1) / MT, which is equivalent to a $15.7 million saving per year

(1) BunkerWorld: Spot gap between IFO 380 and Diesel in Singapore as of September 22, 2011.

Estimated Pro-Forma – River Business

Pro-Forma Revenue [1]



5 year CAGR: 9.1%
(In $ Millions)
200
180
160
140
120
100
80
60
40
20
0
120.0
185.5
2010 (A)
2015 (E)

Pro-Forma EBITDA [1]



5 year CAGR: 19.9%
(In $ Millions)
80
70
60
50
40
30
20
10
0
27.5
68.0
2010 (A)
2015 (E)

Estimated Pro-Forma EBITDA Assumptions

- Dry and Tank barge annual rotation as per historical average
- Flat average freight per ton based on current contract prices with clients
- Estimated tons transported 2015: 7.4 million
- Re-engining savings associated with the price differential between Gas Oil and Heavy Fuel: between \$10 and \$17 million on \$214.50 / m3 price gap[1] and 2015(E) fuel consumption of 60,700 MT
- Expected increase of 63% in static capacity should increase revenues proportionally by 63% for the period December 2010-2015 ➔ This corresponds to working one shift in the yard

(1) Company estimates – as previously filed in 6-K dated November 10, 2010.

ULTRAPETROL


River
Offshore Supply
Ocean

Young and Hi-spec Offshore Supply Fleet

Fleet in Operation

Vessel	Capacity (dwt)	Deck Area	Year Built	Market	Status	Approx. Expiry
UP Safira	4,200	840 m^2	2005	Brazil	Chartered	Feb-13
UP Esmeralda	4,200	840 m^2	2005	Brazil	Chartered	Feb-13
UP Topazio	4,200	840 m^2	2006	Brazil	Chartered	Sep-12
UP Agua-Marinha	4,200	840 m^2	2006	Brazil	Chartered	Aug-12
UP Diamante	4,200	840 m^2	2007	Brazil	Chartered	Oct-12
UP Rubi	4,200	840 m^2	2009	Brazil	Chartered	Aug-13
UP Turquoise	5,250	1,020 m^2	2010	Brazil	Chartered	Feb-15
UP Jasper	5,250	1,020 m^2	2011	North Sea [1]	In Transit	
Subtotal	**35,700**	**7,080 m^2**				

Fleet under construction

Vessel	Capacity (dwt)	Deck Area	Status	Expected Delivery
UP Jade	4,200	840 m^2	Launched	4Q 2011
UP Amber	4,200	840 m^2	Keel Laid	1Q 2012
UP Pearl	4,200	840 m^2	Keel Laid	2Q 2012
UP Onyx	4,200	840 m^2	Keel Laid	4Q 2012
Subtotal	**16,800**	**3,360 m^2**		

Presently uncommitted expected to be placed on long-term charters

Note: Scheduled deliveries according to shipyard – These delivery dates have been delayed and should therefore not be considered as final.

(1) Presently in transit – Expected to commence commercial activities end of September.

Brazilian & Petrobras' Growth Context

- Brazil's crude oil production is growing three times faster than the rest of the world
- Oil exploration & extraction are occurring at greater and greater depths (pre-salt layer) and at greater distances from the shore
- This drives demand for more advanced PSVs and long-term charters
- Preferential treatment for Brazilian-built vessels and Brazilian-flagged vessels



Enchova
Marimba
Marlim
Marlim Sul
Marlim Sul
Roncador
Roncador
Tupi
1.000m
2.000m
3.000m
4.000m
Post-Salt Layer
Bears most of Brazil's reserves.
2.629m 1977
2.825m 1983
3.318m 1988
2.930m 1992
3.230m 1994
3.167m 1997
3.759m 1999
4.343m 2003
Salt Layer
An irregular layer, the thickness of which ranges from 1000 to 2000 meters.
Pre-Salt Layer
On account of its geological characteristics, the pre-salt marks the beginning of a new exploratory model, one that will involve the use of technology that is more resistant both to corrosion and to high temperatures and pressure.
7.000m
2007
Santos Basin (Tupi)
BRAZIL
Vitória
ESPIRITO SANTO BASIN
Parque das Baleias (1.5-2bn barrels)
Campos
Rio de Janeiro
São Paulo
Pre-salt area
CAMPOS BASIN
SANTOS BASIN
ATLANTIC OCEAN
Iara (3-4bn barrels)
Tupi (5-8bn barrels)
200 km
Metres ('000)
0
1
2
3
4
5
6
7
8
Water
Rock
SALT
PRE-SALT OIL

Source: Petrobras' website

Petrobras' $225 Bn CAPEX Program Continues as Planned

- **Brazilian demand for PSVs in conjunction with a limited supply of these vessels is pushing day rates up**
- **As Petrobras continues its offshore exploration and enhances its operations, PSV demand is expected to remain strong**

Critical Resources	Current Situation (Dez/10)	Delivery Plan (to be contracted) Accumulated Value		
		By 2013	By 2015	By 2020
Drilling Rigs Water Depth Above 2.000 m	15	34	32 (1)	53 (2)
Supply and Special Vessel	287	423	479	568
Production Platforms SS e FPSO	44	53	63	84
Others (Jacket and TLWP)	79	81	83	85

(1)

# of drilling rigs has tripled in one year

Petrobras employed an additional 33 PSVs in the last 12 months

By 2020, an additional 64 vessels will be required as opposed to Dec 09 estimate

Additional 136 vessels required by 2013



26 RIGS CONTRACTED, 28 MORE TO BE BUILT BY 2020:
- Until 2013: 13 rigs contracted before 2008 and 1 rig relocated from international operations*; +12 new rigs contracted in 2008 , through international bidding;
- 2013-2020: Bidding process in progress, to contract 28 rigs to be built in Brazil.

- Petrobras closed 2010 as the world's third largest energy company in terms of market capitalization (2)
- 2011-2014 Business Plan suggests a $224.7 billion investment which includes 26 oil rigs contracted and 28 to be built by 2020
- Latest review of Pre-Salt development area extended recoverable volume potential beyond 8 Bn boe ➔ This couples with the 5 Bn boe acquired in the Transfer of Rights (3)
- **First well to produce on a commercial basis in the Santos Basin pre-salt registered Petrobras' highest volume of production in May, confirming the high potential of Brazil's pre-salt reservoirs (4)**

These developments may push demand and PSV rates up further in the future

(1) Petrobras - Congresso Brasileiro Do Aço E Expoaço – June 2, 2011.
(2) PFC Energy.
(3) Source: Petrobras Press Release dated April 29, 2011.
(4) Source: Petrobras Press Release dated July 7, 2011.

Estimated Pro-Forma – Offshore Supply Business

Pro-Forma Revenue (1)


5 year CAGR: 17.6%
121.9
54.3
(In $ Millions)
140
120
100
80
60
40
20
0
2010 (A)
2015 (E)

Pro-Forma EBITDA (1)


5 year CAGR: 26.8%
58.2
17.8
(In $ Millions)
70
60
50
40
30
20
10
0
2010 (A)
2015 (E)

Estimated Pro-Forma EBITDA Assumptions

- 2015 Pro-Forma based on the operation of our twelve PSVs (eight operating + four currently under construction)
- Average gross daily earnings for NB vessels: consistent with average actually obtained by our fleet in 1Q 2011
- Positioning costs of $350k per Newbuild (Voyage Expenses)
- Running Costs for NB vessels equivalent to average running costs on 1H 2010

(1) Company estimates – as previously filed in 6-K dated November 10, 2010.

ULTRAPETROL


River
Offshore Supply
Ocean

Focused on Attractive South American Market

Feeder Container Line

- Successfully launched Argentinean flag-protected feeder container service
- As long distance containership size increases, fewer ports are called
- Reliance on effective feeder services to distribute cargo
- Exceeding launch targets with growing inland logistics services
- Acquired two vessels for combined $26.2 million
- Targeting 4-5 year payback ($5-6 million gross profit contribution)



Feeder Container Line Monthly Loadings (1)
TEUs Transported
6,000
5,000
4,000
3,000
2,000
1,000
0
505
1,271
1,142
2,203
1,298
2,006
1,987
1,669
2,689
4,851
3,946
4,333
4,635
5,030
May-10
Jun-10
Jul-10
Aug-10
Sep-10
Oct-10
Nov-10
Dec-10
Jan-11
Feb-11
Mar-11
Apr-11
May-11
Jun-11

Refined Product Transportation

- Operate in cabotage flag-restricted trades providing service to local refineries
- Operate under long-term contracts with oil majors
- Fleet consists of:
  - Four product tankers
  - One oceangoing product barge
- Stable earnings base





(1) TEUs assigned to the month when the commencement of operation took place.

Estimated Pro-Forma – Ocean Business

Pro-Forma Revenue (1)



5 year CAGR: 6.1%
80
70
60
50
40
30
20
10
0
(In $ Millions)
56.1
75.4
2010 (A)
2015 (E)

Pro-Forma EBITDA (1)



5 year CAGR: 13.5%
16
14
12
10
8
6
4
2
0
(In $ Millions)
7.8
14.7
2010 (A)
2015 (E)

Estimated Pro-Forma EBITDA Assumptions

- 4 Tanker vessels at current average rates
- Tanker vessels' average daily time charter and average daily running costs maintained at same levels as in August 2010
- Entry into operation of one additional container vessel at utilization rates similar to M.V. Asturiano (assumes a run rate in 2nd year of operation of each ship approximately $3.0 million GPC(2) per year)

(1) Company estimates – as previously filed in 6-K dated November 10, 2010.

(2) Calculated as revenues less voyage expenses less running costs.

ULTRAPETROL

Financial Overview

Strong Balance Sheet

As of June 30, 2011	
(In $ millions)	Actual
Cash and Cash Equivalents	**$45.1**
Debt	
Senior Secured Bank Debt [1]	$241.6
9% First Preferred Ship Mortgage Notes due 2014	180.0
7.25% Convertible Senior Notes due 2017	80.0
Total Debt	**$501.6**
Non-Controlling Interest	$5.4
Total Shareholder's Equity	248.9
Total Equity	**$254.3**
Total Capitalization	**$755.9**

Debt Amortization Schedule [2]



(In $ Millions)
0
5
10
15
20
25
30
35
40
45
7.1
21.2
26.1
20.9
20.9
42.4
28.5
31.9
28.9
6.8
6.9
2H 2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2020+

- Cash & Cash Equivalents as of June 30, 2011, of approximately $45 million
- Undrawn portion of DVB / Natixis loan agreement as of June 30, 2011: $66 million
- Total Available Funds before own cash generation: $111 million

(1) Weighted Average Cost of Capital excluding Senior Notes due 2014 and Convertible Notes due 2017 of 3.5%.

(2) Excludes repayment of our 9% Senior Notes due 2014 and our 7.25% Convertible Notes due 2017.

Compelling Investment Opportunities

CAPEX Plan



160
140
120
100
80
60
40
20
0
(In $ Millions)
135.9
90.1
68.2
97.4
82.0
2008
2009
2010
2011 (E)
2012 (E)

- CAPEX program focused on increasing modern PSV fleet and increasing barge capacity and fuel efficiency in the river business
  - Payback on PSVs estimated at 3 to 4 years
  - Strong anticipated returns on river barges
  - PSV construction program ends in 2012
- Low maintenance CAPEX between $2.5 and $3.5 million per year
- CAPEX program is fully financed by undrawn proceeds, existing cash balance and internal cash generation for the remainder of 2011 and 2012

This is a general guide of expected Capital Expenditures under the assumption that certain long term strategies are implemented and all assets / ships can be purchased / built at desired prices and delivered within expected timeframes. This program may change in the future according to the view the Company may have of any particular part of our business at a given point in time.

Growth Initiatives will Drive Substantial Top and Bottom Line Growth



2010 (A) EBITDA Mix
Ocean, 15.1%
River, 50.9%
Offshore Supply, 34.0%



2015 (E) EBITDA Mix
Ocean, 10.6%
River, 48.2%
Offshore Supply, 41.1%



2010 (A) EBITDA
(In $ Millions)
60
50
40
30
20
10
0
27.5
17.8
7.8
53.1
River
Offshore Supply
Ocean
Aggregate



2015 (E) EBITDA and CAGR
(In $ Millions)
160
140
120
100
80
60
40
20
0
68.0
19.9%
58.2
26.8%
14.7
13.5%
140.9
21.6%
30.0%
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
CAGR
River
Offshore Supply
Ocean
Aggregate

Note: See Appendix for assumptions used to calculate 2015 (E) revenue and EBITDA numbers.

ULTRAPETROL

Appendix

Appendix: Assumptions



River

- Dry and tank barge annual rotation as per historical average
- Flat average freight per ton based on current contract prices with clients
- Estimated tons transported in 2015 - 7.4 million
- Re-engining savings associated with the price differential between Gas Oil and Heavy Fuel: ~ $13 million on $214.50/m3 price gap(1) and 2015 estimated fuel consumption of 60,700 MT
- Expected increase of 63% in static capacity, which should increase revenues proportionally by 63% for the period of December 2010-2015 (this corresponds to working one yard shift)



Offshore Supply

- Based on the operation of 12 PSVs (eight operating and four currently under construction)
- Average gross daily earnings for NB vessels: consistent with average actually obtained by our fleet in 1Q 2011
- Positioning costs of $350k per NB (voyage expenses)
- Running costs for NB vessels equivalent to average running costs of 1H 2010



Ocean

- Four tanker vessels at current average rates
- Tanker vessels' average daily time charter and average daily running costs maintained at same levels as in August 2010
- Entry into operation of one additional container vessels at utilization rates similar to the M.V. Asturiano
  - *Assumes a run rate in 2nd year of operation of each ship approximately $3.0 million GPC per year)*

(1) BunkerWorld: Spot gap between IFO 380 and Diesel on Singapore as of August 11, 2010 – as of March 11: Approximately $230/m3.



